UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                         NEXT LEVEL COMMUNICATIONS, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value

        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   65333U 10 4

                       -----------------------------------
                                 (CUSIP Number)

                                December 31, 2000

             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

- ---------------------------------------------------------------
CUSIP No.  65333U 10 4
- ---------------------------------------------------------------

1.       NAME OF REPORTING PERSON
         Kevin B. Kimberlin

- ---------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                           (a) [  ]
                                                           (b) [ X]
- ---------------------------------------------------------------
3.       SEC USE ONLY
- ---------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION:  United States Citizen
- ---------------------------------------------------------------
         NUMBER OF     5.      SOLE VOTING POWER        7,221,892
         SHARES          ----------------------------------------
         BENEFICIALLY  6.      SHARED VOTING POWER              0
         OWNED BY        ----------------------------------------
         EACH          7.      SOLE DISPOSITIVE POWER   7,221,892
         REPORTING       ----------------------------------------
         PERSON WITH   8.      SHARED DISPOSITIVE POWER         0
- ---------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,221,892

- ---------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES   [  ]
- ---------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         8.2%
- ---------------------------------------------------------------
12.      TYPE OF REPORTING PERSON
         IN

- ------------------------------------------------- -------------

Item 1.

         (a)      Name of Issuer:

                           Next Level Communications, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                           6085 State Farm Drive
                           Rohnert Park, CA  94928

Item 2.

         (a)      Name of Person Filing:

                           Kevin B. Kimberlin

(b)      Address of Principal Business Office:

                  c/o      535 Madison Avenue, 18th Floor
                           New York, NY 10022

         (c)      Citizenship:

                           Kevin B. Kimberlin is a citizen of the United
                                 States.

         (d)      Title of Class of Securities:

                           Common Stock, $.01 par value

         (e)      CUSIP Number:

                  65333U 10 4

Item 3.   If this  statement is filed  pursuant to Rule  13d-1(b) or 13d-2(b) or
(c), check the status of the person filing

                           Not applicable.

Item 4.  Ownership

         (a)      Amount beneficially owned:

                           7,221,892

         (b)      Percent of class:

                           8.2%

         (c)      Number of shares as to which the person has

                  (i)   Sole power to vote or to direct the vote:

                                7,221,892

                  (ii)  Shared power to vote or direct the vote:

                                   0

                  (iii) Sole power to dispose or direct the
                        disposition of:

                                7,221,892

                  (iv) Shared power to dispose or to direct the disposition of:

                                   0

          Kevin Kimberlin Partners, LP, a Delaware limited partnership ("KKP"), of which the reporting person is the sole general partner, held, as of July 10, 2000, 4,413,140 shares of the Issuer's common stock. Since July, KKP has sold 1,528,243 shares of common stock and, as of December 31, 2000, holds 2,884,897 shares of the Issuer's common stock.

          Spencer Trask Ventures, Inc. (formerly known as Spencer Trask Securities, Incorporated), a Delaware corporation ("STVI") - a wholly owned subsidiary of Spencer Trask & Co. (formerly known as Spencer Trask Holdings, Inc.), a Delaware corporation ("STC") of which the reporting person is the controlling shareholder ("STH") - held, as of July 10, 2000, 58,633 shares of the Issuer's common stock. Since July, STVI has sold 10,402 shares of common stock and, as of December 31, 2000, holds 48,231 shares of the Issuer's common stock.

          STC held, as of July 10, 2000, 59,866 warrants to purchase the common stock of the Issuer. Since July, STC has sold 3,950 warrants, and as of December 31, 2000, holds 55,916 warrants to purchase common stock of the Issuer.

          Oshkim NLC, Ltd, a Texas limited partnership of which the reporting person is the general partner ("Oshkim"), held, as of July 10, 2000, 4,531,863 warrants to purchase the common stock of the Issuer. Since July, Oshkim has sold 299,015 warrants, and as of December 31, 2000, holds 4,232,848 warrants to purchase common stock of the Issuer.

Item 5.  Ownership of Five Percent or Less of a Class

                   Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                   Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

                   Not Applicable.

Item 8.  Identification and Classification of Members of the Group

                   Not Applicable.

Item 9.  Notice of Dissolution of Group

                   Not Applicable.

Item 10. Certifications

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2001


                             /s/ Kevin B. Kimberlin
                             --------------------------------
                             Kevin B. Kimberlin



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (18 U.S.C. 1001)

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